HIVE Digital Technologies to Release Q2 2025 Financial Results on November 13, 2024

Vancouver, British Columbia--(Newsfile Corp. - November 6, 2024) - HIVE Digital Technologies Ltd. (TSXV: HIVE) (NASDAQ: HIVE) (FSE: YO0) (the "Company" or "HIVE"), a pioneer in green energy-powered blockchain infrastructure, today announced it will release its financial results for quarter ended September 30, 2024, on Wednesday, November 13, 2024 before market open, followed by an earnings conference call and webcast at 8:30 AM EST.

Conference Call Information

To participate in this event, please log on or dial in approximately 5 minutes before the call.

Date: November 13, 2024

Time: 8:30 AM EST

Webcast: Registration link here

Dial-in: Provided after registration

A copy of the earnings release and a replay of the call will be available on the Company's investor relations website at https://hivedigitaltechnologies.com/investors/.

About HIVE Digital Technologies Ltd.

HIVE Digital Technologies Ltd. went public in Canada and now trades in Canada, Germany, and the U.S. on Nasdaq. HIVE is focused on building out its HPC (High-Performance Computing) strategy to capitalize on the AI super cycle, leveraging a suite of Nvidia chips. As part of our growth strategy, we are expanding with an additional 100 MW facility in Paraguay, aiming to capture 2% of global Bitcoin production. We currently hold over 2,600 Bitcoin on our balance sheet, providing further value to our investors. HIVE operates green-energy-powered data centers in Canada, Sweden, and Iceland, bridging the digital currency sector with traditional capital markets. Our shares provide investors with exposure to both cryptocurrency and the expanding field of AI-driven computing solutions.

We encourage you to visit HIVE's YouTube channel here to learn more about HIVE.

For more information and to register for HIVE's mailing list, please visit www.HIVEdigitaltechnologies.com. Follow @HIVEDigitalTech on Twitter and subscribe to HIVE's YouTube channel.

On Behalf of HIVE Digital Technologies Ltd.

"Frank Holmes"

Executive Chairman

For further information please contact:

Frank Holmes

Tel: (604) 664-1078

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release

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https://www.newsfilecorp.com/release/229121